

April 25, 2022

Yu Yang
Chief Executive Officer
Qiansui International Group Co. Ltd.
7th Floor, Naiten Building, No. 1
Six Li Oiao, Fentai District
Beijing, China 100161

> **Re: Qiansui International Group Co. Ltd.**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed September 23, 2021**
> **File No. 000-54159**

Dear Mr. Yang:

We have reviewed your January 12, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 13, 2021 letter.

Form 10-K for the Year Ended December 31, 2020

Item 1. Business, page 3

1. Please disclose that the legal and regulatory risks associated with being based in China may make you a less attractive partner in an initial business combination than a blank check company without any ties to China. Please also state that your ties to China may make it harder for you to complete an initial business combination with a target company without any such ties.

2. We note your response to comment 2 and reissue our comment in part. Please revise your disclosure to state that Chinese government intervention could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that

any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Confirm the risks you will disclose will be include in Item 1. Business section of the document with cross-references to a more detailed discussion of these risks in Item 1A. Risk Factors.

3.   We note your response to comment 3 and reissue our comment. Given your Class A common stock currently trades on the OTC Pink Market we are unclear how you have determined you have not issued securities to foreign investors. Disclose each permission that you are required to obtain from Chinese authorities to operate and issue securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied. Please address the consequences to you and your investors if you do not receive or maintain approvals where you inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future. Confirm you will include the disclosure in Item 1. Business section of the document.

4.   We note your response to comment 4 and reissue the comment. Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors. Confirm you will include the disclosure in Item 1. Business section of the document.

5.   We note your response to comment 5. Please revise your disclosure to also state that if the Accelerating Holding Foreign Companies Accountable Act is enacted this would also reduce the time before your securities may be prohibited from trading. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Confirm you will include the disclosure in Item 1. Business section of the document.

Part I, page 3

6.   We note your response to comment 6 and reissue the comment in part. We note that your principal executive offices are located in China, a majority of your executive officers and/or directors are located in or have significant ties to China and your disclosure that you will not restrict potential target companies to any specific business, industry or geographical location and, thus, may acquire a company that may be based in China or Hong Kong. Please confirm you will disclose this prominently at the onset of Part I. Revise your disclosure at the onset of Part I to also address how recent statements and regulatory actions by China's government, such as those related to the use of variable

interest entities and data security or anti-monopoly concerns, has or may impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. In addition, disclose at the onset of Part I whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Provide a cross-reference to your detailed discussion of risks facing the company and the offering. Confirm disclosure under Item 1. Business will address, but not necessarily be limited to, the risks highlighted at the onset of Part I.

Item 1A. Risk Factors, page 8

7. We note your response to comment 8 and reissue the comment. Please expand your risk factor disclosure to address specifically <u>any</u> PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period. Confirm you will include the disclosure in Item 1A. Risk Factors.

8. We note your response to comment 9. Please revise your disclosure to state that any action by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could cause the value of your securities to significantly decline or be worthless. Confirm you will include the disclosure in Item 1A. Risk Factors.

9. We note your response to comment 10 and reissue the comment. Given you are listing on a foreign exchange, please revise your disclosure to explain how recent events indicating greater oversight by the Cyberspace Administration of China over data security could impact the process of searching for a target and completing an initial business combination, and/or your business on a post-combination basis. Disclose to what extent you believe that you are compliant with the regulations that have been issued by the CAC to date. Confirm you will include the disclosure in Item 1A. Risk Factors.

10. We note your response to comment 11 and your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Confirm you will include the disclosure in Item 1A. Risk Factors.

You may contact William Demarest, Staff Accountant at 202-551-3432 or Shannon

Yu Yang
Qiansui International Group Co. Ltd.
April 25, 2022
Page 4

Menjivar, Accounting Branch Chief at 202-551-3856 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Daniel Luciano